MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2009

This Management's Discussion and Analysis ("MD&A") prepared as of August 13, 2009, reviews the financial condition and results of operations of Great Panther Resources Limited ("Great Panther" or the "Company") for the six month financial period ended June 30, 2009, and other material events up to the date of this report. The following discussion should be read in conjunction with the Company's December 31, 2008 annual audited consolidated financial statements and related notes together with Management's Discussion and Analysis and the unaudited interim consolidated financial statements and related notes for the period ended June 30, 2009.

The financial data included in the discussion provided in this report has been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are in Canadian dollars, unless otherwise noted.

SECOND QUARTER HIGHLIGHTS

  15% increase in total quarterly production to 499,845 silver equivalent ounces (Ag eq oz) in the second quarter 2009 from 436,072 Ag eq oz in the second quarter 2008. Year to date production increased to 980,112 Ag eq oz in 2009 compared to 867,711 Ag eq oz in 2008.

  69% and 52% increase in earnings from mining operations(1) to $3.0 million for the three months ended June 30, 2009 and $5.6 million for the six months ended June 30, 2009 from $1.8 million and $3.7 million for the corresponding periods in 2008.

  45% decrease in overall cash operating cost per silver ounce(2) to US$5.73 for the second quarter 2009 from US$10.35 for the second quarter 2008. Cash operating cost per silver ounce decreased to US$6.11 for the six months ended June 30, 2009 from US$9.83 for the same period in 2008.

  Positive Adjusted EBITDA(3) of $1.1 million for the three months ended June 30, 2009 and $2.1 million for the six months ended June 30, 2009 compared to Adjusted EBITDA losses of $1.7 million and $3.1 million for the corresponding periods in 2008.

  Net cash provided by operating activities was $0.5 million for the three months endeed June 30, 2009. The same period in 2008 resulted in net cash used of $0.2 million. For the six months ended June 30, 2009, net cash provided by operating activities was $1.2 million compared to $0.5 million used in operating activities for the same period in 2008.

  Successfully negotiated new long term contracts, at more favourable terms, for the sale of Topia's concentrates until December 31, 2010. The new terms are at reduced costs to Topia.

  On June 30, 2009, announced completion of the first NI 43-101 compliant mineral resource estimate on the zone known as the 'Cata Clavo' at the Guanajuato Mine. The new resource estimate of 5,032,000 Ag eq oz represents only a very small part of the 4.2 kilometre strike length of the Guanajuato deposit.

  On July 21, 2009, announced increase in mineral resource for the Topia mine supporting ten year mine life. The 2009 mineral resource estimate comprises Measured & Indicated Mineral Resources of 173,103 tonnes at 552g/t silver, 0.99g/t gold, 5.58% lead and 4.83% zinc (5,458,218 Ag eq oz) as well as 174,562 tonnes of 633g/t silver, 1.03g/t gold, 5.10% lead and 3.84% zinc (5,692,957 Ag eq oz) in the Inferred category.

(1)	"earnings from mining operations" is defined as mineral sales less cost of sales (excluding amortization and depletion)
(2)	"cost per silver ounce" is calculated net of by-product credits
(3)	"Adjusted EBITDA" is defined as earnings before interest expense, taxes, depletion and amortization, and stock-based compensation.

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2009 (UNAUDITED)	1

OVERVIEW

Great Panther Resources Limited is a revenue-generating, active mining and exploration company listed on the Toronto Stock Exchange ("TSX"), trading under the symbol "GPR". The Company's current activities are focused on the mining of precious and base metals from its wholly-owned properties in Mexico. In addition, Great Panther is also involved in the acquisition, exploration and development of other Mexican properties.

All of Great Panther's assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. ("MMR"), a wholly-owned subsidiary acquired in February 2004. In 2005, the Company incorporated Metalicos de Durango, S.A, de C.V. and Minera de Villa Seca, S.A. de C.V. These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia and Guanajuato mines, respectively, through service agreements with MMR. On February 20, 2007, Great Panther incorporated an additional subsidiary, Exploraciones Mineras el Rosario, S.A. de C.V., responsible for the exploration and further development of the Company's mineral properties.

PRIMARY MINING PROPERTIES

Guanajuato Mine

Production from the Guanajuato Mine in the second quarter continued its positive trend with high silver and gold ore grades and near record metal production. Quarterly metal production was 220,742 oz silver and 1,379 oz gold, or 327,295 Ag eq oz, from 32,606 tonnes of ore. This was the mine's second highest quarterly metal production on record. The average ore grades were 254 g/t Ag and 1.55 g/t Au, or 12.02 Ag eq oz per tonne. This represents an increase in metal production of 5% compared to the first quarter 2009 and 19% compared to the second quarter 2008.

Plant performance at Guanajuato continued to be very satisfactory. Metal recoveries averaged 84.6% for gold and 83.0% for silver in the second quarter 2009 compared to 78.3% and 84.0%, respectively, in the second quarter 2008. Metal recoveries during the first quarter 2009 for gold and silver for were 81.6% and 84.9%, respectively. The quality of the concentrates was a record high in the second quarter 2009 with grades of 15,126 g/t Ag and 94 g/t Au. All concentrates were sold to a copper smelter located in San Luis Potosi.

The Guanajuato Mine is on target to continue with another record production year in 2009. Metal production is projected to be 1,070,000 oz silver and 5,300 oz gold, or 1.48 million Ag eq oz, as compared to 848,083 oz silver and 5,488 oz gold, or 1.12 million Ag eq oz in 2008.

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2009 (UNAUDITED)	2

	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007
Tonnes milled Production Silver (ounces) Gold (ounces) Silver equivalent ounces (Ag eq oz)(1)	32,606 220,742 1,379 327,295	31,732 223,821 1,130 311,105	38,498 269,795 1,479 343,738	37,237 177,810 1,166 236,097	38,951 201,815 1,474 275,515	40,393 198,663 1,369 267,132	45,773 127,624 946 174,906	60,031 155,272 1,147 212,617
Average ore grade Gold (g/t) Silver (g/t) Metal recoveries Gold Silver Concentrate grades Gold (g/t) Silver (g/t)	1.55 254 84.6% 83.0% 94.49 15,126	1.36 258 81.6% 84.9% 58.92 11,675	1.44 254 83.1% 85.8% 74.14 13,525	1.26 179 77.5% 83.0% 63.96 9,755	1.50 192 78.3% 84.0% 72.65 8,411	1.40 188 75.5% 81.5% 44.13 6,402	0.86 113 72.0% 77.1% 31.55 4,459	0.84 110 70.7% 73.2% 32.95 4,461

(1)

For 2009, silver equivalent ounces for each metal were established using commodity prices of: US$850 per oz, US$11 per oz, US$0.50 per lb, and US$0.50 per lb; for gold, silver, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

Currently, mining is focused on the Cata Clavo, the Rayas and the Guanajuatito areas, all with high silver values. Guanajuato's milling capacity allows for double the current throughput. Should a sufficient rise in metal prices justify the re-opening of lower grade areas, the San Vicente and Promontorio areas would add to current production.

Underground definition drilling from current workings continues to improve the delineation of the Cata Clavo below the 460 level from current workings. Deeper exploration drilling will be resumed in the third quarter with the focus on the delineation of deep mineralization in the Rayas area.

Mining of the Cata Clavo continued on the 460 metre level and new development was started on the 438 metre sub-level of the Veta Madre zone. Exploratory development of the Alto 2 vein on the 430 metre level identified an additional resource which is being exploited. In addition, waste filling was completed to the 417

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2009 (UNAUDITED)	3

metre level in preparation for the recovery of a high-grade sill pillar. Production from Cata totaled 17,635 tonnes of ore milled at grades of 288g/t silver and 1.42g/t gold. This represents over 54% of the current total metal mined at Guanajuato during the second quarter of 2009.

At Rayas, pillar recovery continued from the 365 and 390 metre levels in the Rayas Clavo and San Pio zones. Exploratory development on the Santa Margarita vein, 390 metre level, identified a gold rich zone grading 5.5 g/t gold. A raise is being driven on vein to explore the vertical extent of this gold zone. It is expected mining of the Santa Margarita vein will add to the gold production in the third quarter.

Mining at Guanajuatito focused on the Guanajuatito North Zone that is being mined from the 20 and 50 metre levels. The cut-and-fill mining method has been modified to include cemented rebar ground support of the weaker hanging wall rocks and both ore tonnes and grade improved during the quarter. Ramp development has reached the 80 metre level and ore delineation diamond drilling is underway and will be completed ahead of mining at this level. Production from the 80 metre level will start in the third quarter.

During the quarter, Wardrop Engineering Inc. ("Wardrop"), a Tetra Tech Company, of Vancouver, B.C., completed the first NI 43-101 compliant mineral resource estimate on the Cata Clavo zone. The new resource estimate of 5,032,000 Ag eq oz represents only a very small part of the 4.2 kilometre strike length of the Guanajuato deposit owned by the Company. Other zones, namely Guanajuatito and Rayas, are currently being mined and do not yet have a compliant resource. Further exploratory and delineation drilling are planned for these zones in order to establish additional resources in the future.

The Cata Clavo was the target of Great Panther's deep drilling program in 2008 and is separated into three zones, namely, the Veta Madre, Alto 1, and Alto 2. The upper limit of the Veta Madre zone is set at the floor of the 430 metre level as it has been extensively mined out above this level. All zones extend at least 100 metres vertically below the 430 metre level. The mineralized zones used in the resource represent only this 100 metre vertical height and a strike length of approximately 150 metres.

Using a cut-off net smelter return value of US$37.50/tonne, the capped indicated mineral resource contains 5,032,000 ounces silver equivalent, while the uncapped indicated mineral resource contains 6,491,000 ounces silver equivalent. Capped inferred resources are estimated at 285,000 ounces silver equivalent.

In order to define the mineral resource, an estimated net smelter return ("NSR") was calculated for each resource block. The NSR assumed metal prices of US$12.50/oz Ag and US$890/oz Au, relevant 2009 concentrate sales contract terms, typical plant performance metal recoveries and concentrate grades, and mining dilution of 15%. Total operating costs for the mining of the Cata Clavo ore body, including mining, milling, and general and administration costs, are currently US$52/tonne. Experience gained from mining the Cata Clavo by the cut-and-fill mining method determined that the appropriate cut-off value for defining the resource be set at $US37.50/tonne NSR. For reference, Wardrop also estimated the resources using a $50.00/tonne NSR cut-off and both are presented in the table below.

The mineral resource estimation utilized geology and assay data from both exploration diamond drill-holes (37 holes at approximately 50-metre centers) and 50 production diamond drill-holes (detailed infill). Capping was applied separately to the exploration and production drill-holes. Assays from the exploration drill-holes were capped at 1,300g/t silver and 7.5g/t gold. Assays from the production drill-holes were capped at 4,000g/t silver and 15.5g/t gold. The impact of capping is negligible on the resource estimates for the Veta Madre and Alto 2 zones, but reduces the grade estimates by more than 45% for the higher grade Alto 1 zone. Since there has been little underground exposure and mining of the Alto 1 vein to date, there is no experience to justify raising the capping values at this time and hence it is considered that there is much upside potential for this vein.

Indicated capped mineral resources at a cut-off NSR value of US$37.50/tonne are estimated to be 351,000 tonnes at grades of 359g/t silver and 1.19g/t gold, while uncapped grades are 462g/t Ag and 1.55g/t Au. The capped estimate contains 4,071,000 oz silver and 13,000 oz gold, or 5,032,000 Ag eq oz. The uncapped estimate contains 5,239,000 oz silver and 17,000 oz gold, or 6,491,000 Ag eq oz. In addition, capped inferred resources of 24,000 tonnes grading 296g/t silver and 0.98g/t gold are estimated, containing 231,000 oz silver and 765 oz gold, or 285,000 Ag eq oz.

Since early 2008, mine development and stoping, using mechanized cut-and-fill mining, has been carried out in the Veta Madre zone of the Cata Clavo between the 430 and 417 levels (immediately above the mineral

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2009 (UNAUDITED)	4

resource area). During the 7-month period ended April 2009 (effective date of the mineral resource), a total of 19,894 tonnes of ore has been mined from this area at average mill-head grades of 308g/t silver and 1.44g/t gold. In the same period, an additional 16,551 tonnes, with an average grade of 354g/t silver and 1.58g/t gold has been processed from the mining of the Veta Madre zone above the 460 level of the Cata Clavo (within the indicated mineral resource). The ongoing mine development on the three zones generally confirms the Cata Clavo mineral resources and the resultant grades from mining and processing compare favorably to the Wardrop indicated mineral resource grades of 339g/t silver and 0.99g/t gold for the Veta Madre (see table below).

Indicated and inferred mineral resources at the Cata Clavo as estimated by Greg Mosher, P.Geo, qualified person, and reviewed by Gilles Arseneau, PhD, at Wardrop are tabulated below:

	CUT-OFF (US$)	TONNES	Ag (g/t)	Ag CAP (g/t)	Au (g/t)	Au CAP (g/t)
INDICATED ALTO 2 ALTO 2 ALTO 1 ALTO 1 MADRE MADRE TOTAL INDICATED @ $50 NSR TOTAL INDICATED @ $37.50 NSR	50.00 37.50 50.00 37.50 50.00 37.50 50.00 37.50	34,000 39,000 82,000 96,000 182,000 215,000 298,000 351,000	396 359 883 776 377 339 518 462	349 318 467 419 377 339 398 359	1.46 1.36 3.26 2.85 1.09 0.99 1.73 1.55	1.43 1.33 1.75 1.55 1.09 0.99 1.31 1.19
INFERRED ALTO 2 ALTO 2 ALTO 1 ALTO 1 MADRE MADRE TOTAL INFERRED @ $50 NSR TOTAL INFERRED @ $37.50 NSR	50.00 37.50 50.00 37.50 50.00 37.50	3,000 4,000 6,000 8,000 9,000 11,000 19,000 24,000	518 473 233 209 389 340 366 319	370 340 233 209 389 340 337 296	1.58 1.48 0.69 0.62 1.25 1.1 1.14 1.01	1.43 1.35 0.69 0.62 1.25 1.1 1.11 0.98

The Cata Clavo mineral resource was estimated by two methods, Inverse Distance Squared ("ID2") and Nearest Neighbour ("ID5"). The ID2 estimate is considered to be the more representative of the two and the Nearest Neighbour estimate was carried out as a check of reasonableness of the ID2 estimate results. The interpretation of the Veta Madre, Alto 1 and Alto 2, along with the construction of the wireframe solids for mineral resource estimation, were completed by staff of the Company and duly checked by Wardrop. Mining of the Cata Clavo represents one of three main areas being mined at the Guanajuato silver-gold mine and accounts for more than 50% of the total Guanajuato metal production. It will continue to be a major source of production as the Alto 1 zone is expected to be richer below the 460 level. An access decline is being driven beyond the 460 metre level and development and ore definition drilling of the Veta Madre, Alto 1, and Alto 2 zones of the Cata Clavo orebody is ongoing.

For 2009, production from Guanajuato is estimated to be 1.07 million Ag oz and 5,300 Au oz, (1.48 million Ag eq oz). The resource estimate positively supports the potential for further increases in production from Guanajuato. The study by Wardrop points to potential areas, both laterally and at depth, where it is expected the resources of the Cata Clavo may be increased through additional exploration. Additionally, Wardrop recommends a substantial underground exploration program for the area between the Cata Clavo and the depth extension of the Rayas Clavo, approximately one kilometre along strike to the southeast. Maps, sections and previous news releases can be viewed on the Company's website at www.greatpanther.com.

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2009 (UNAUDITED)	5

The Veta Madre and Alto 1 zones are complex zones of pyrite and argentite mineralization within argillic and propylitic alteration in brecciated shale. Footwall to the Veta Madre is a barren silica breccia with large angular shale fragments. The Alto 2 zone is a mix of shale and diorite fragment breccia at the shale contact with a hanging-wall diorite dyke. All zones strike generally NW-SE and dip 45 degrees southwest.

The cash operating cost per ounce of silver (refer to Non-GAAP Measures section) at Guanajuato for the three months ended June 30, 2009 was a record low decreasing by 48% to US$5.06 from US$9.70 in the second quarter of 2008. The second quarter 2009 cost per ounce decreased by 3% from the first quarter 2009 cost of US$5.21. During the quarter, by-product credits, from higher gold production, improved, and mine site efficiency measures continued to reduce mine operating costs. The lower cash cost per ounce for the second quarter also reflects significantly reduced smelting and refining costs.

Actual cash operating cost per ounce of silver, at US$5.14 year to date, is ahead of the projected cost of US$5.60 for 2009. The favourable smelting and refining charges are set for the year and higher metal production is forecasted during the latter half of the year. Provided gold prices remain strong and site costs continue to be controlled, the cash cost per ounce of silver is expected to remain at or below the current cost.

	2009		2009	2008				2008
	Q2	Q1	YTD	Q4	Q3	Q2	Q1	FY
Cash production costs Smelter and transportation	$ 2,402,638 160,057	$ 2,271,394 212,445	$ 4,674,032 372,502	$ 2,698,674 533,637	$ 3,317,318 605,536	$ 3,338,391 396,445	$ 2,569,487 302,082	$ 11,923,870 1,837,700
Cost of sales By-product credits(1)	$ 2,562,695 (1,325,470)	$ 2,483,839 (1,126,276)	$ 5,046,534 (2,451,746)	$ 3,232,311 (1,195,890)	$ 3,922,854 (874,426)	$ 3,734,836 (1,424,682)	$ 2,871,569 (1,006,329)	$ 13,761,570 (4,501,327)
Cash operating costs	$ 1,237,225	$ 1,357,563	$ 2,594,788	$ 2,036,421	$ 3,048,428	$ 2,310,154	$ 1,865,240	$ 9,260,243
USD Cash operating costs A Payable Silver Production B	1,060,925 209,485	1,090,150 209,282	2,151,075 418,767	1,597,805 267,517	2,941,723 177,351	2,287,281 235,881	1,861,517 177,080	8,688,326 857,829
USD Cost per Ounce of Silver A/B	$ 5.06	$ 5.21	$ 5.14	$ 5.97	$ 16.59	$ 9.70	$ 10.51	$ 10.13

Topia Mine

Metals produced at Topia during the second quarter of 2009 totaled 112,616 oz of silver, 125 oz of gold, 513,349 lbs of lead and 594,675 lbs of zinc from milling 7,837 tonnes of ore. This equates to 172,550 Ag eq oz, which is a 2% increase from the first quarter of 2009 and a 7% increase from the second quarter of 2008. A quarterly record was established with silver production of 112,616 ounces. The grades of ore mined and milled remained high, averaging 503 g/t Ag, 0.59 g/t Au, 3.2% Pb and 3.9% Zn compared to 542 g/t Ag, 0.56 g/t Au, 3.3% Pb and 4.5% Zn for the first quarter of 2009. Concentrate quality also remained high with the silver content of the lead concentrate at 8,207 g/t Ag.

The plant continues to operate well with metal recoveries of 88.8% for Ag, 83.8% for Au, 92.0% for Pb and 87.4% for Zn, which were marginally higher compared to 87.5% for Ag, 84.1% for Au, 92.5% for Pb and 85.1% for Zn in the first quarter of 2009. During the second quarter of 2009, in addition to processing 7,837 tonnes from the Company's mines, 2,171 tonnes were custom milled for a local miner. Custom milling utilizes plant capacity, increases revenue and reduces unit costs.

Ore quality and metal production continues to excel as the focus shifts to production stoping, with exploratory development limited to higher grade mining areas. Mining of the higher grade veins, particularly the Don Benito, Recompensa, Hormiguera, San Gregorio and Rosario veins, yielded very high grade ore. In addition, the second level at the Argentina Mine is being prepared for production stoping which will contribute to higher silver values and production in the latter half of 2009. The miners are doing an excellent job of mining cleanly to avoid shipping waste rock dilution with the ore. Incentive plans implemented in 2009 to encourage clean mining have been effective in improving Topia's profitability.

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2009 (UNAUDITED)	6

	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007
Tonnes milled Production Silver (ounces) Gold (ounces) Lead (tonnes) Zinc (tonnes) Silver equivalent ounces (Ag eq oz)(1)	7,837 112,616 125 233 270 172,550	7,261 110,814 110 222 276 169,162	7,511 89,168 129 188 249 153,585	9,701 105,235 271 246 370 208,589	8,649 85,320 192 225 218 160,557	9,457 86,476 220 217 237 164,507	8,528 82,850 241 194 202 171,823	9,509 65,884 128 184 204 148,490
Average ore grade Gold (g/t) Silver (g/t) Lead (%) Zinc (%) Metal recoveries Gold Silver Lead Zinc Concentrate grades Gold (g/t) Silver (g/t) Lead (%) Zinc (%)	0.59 503 3.23 3.94 83.8% 88.8% 92.0% 87.4% 8.08 8,207 57.00 9.71	0.56 542 3.30 4.47 84.1% 87.5% 92.5% 85.1% 7.59 8,707 58.62 9.81	0.53 419 2.62 3.06 83.8% 86.6% 89.9% 83.8% 8.96 8,324 55.34 9.46	0.79 360 2.96 4.06 88.5% 88.7% 92.2% 87.0% 13.39 6,895 60.87 8.95	0.85 360 2.82 2.93 81.6% 85.3% 92.2% 86.0% 13.69 6,574 58.12 8.12	0.80 326 2.80 2.89 78.0% 86.4% 90.8% 81.8% 12.64 5,808 55.06 7.25	0.90 340 2.63 3.16 71.0% 85.1% 88.0% 84.1% 14.05 6,262 52.99 10.07	0.59 261 2.11 2.63 71.4% 82.4% 91.4% 81.4% 11.75 5,876 56.44 10.34

(1)

For 2009, silver equivalent ounces for each metal were established using commodity prices of: US$850 per oz, US$11 per oz, US$0.50 per lb, and US$0.50 per lb; for gold, silver, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

Exceptionally high gold grades, in addition to silver, lead and zinc, were reported at the Recompensa Mine. The Recompensa Mine was one of many of the Topia mines that were reopened in January under new mining contracts. It contributes to the successful results for the first half of the year at Topia when record highs have been set for silver production and ore grade.

Development and stoping continue on the 1,170 and 1,212 levels in the Recompensa Mine. Along the main haulage level (1,170), channel sampling has indicated that 133 metres of strike length averages 16.87g/t gold, 175g/t silver, 3.80% lead, and 3.17% zinc across an average width of 0.24 metres. This area is presently being stoped up to the 1,212 level.

On the 1,212 level, channel sampling has indicated that 120 metres of development from surface to the east face, averages 19.04g/t gold, 851g/t silver, 8.12% lead and 10.85% zinc over an average width of 0.28 metres. Sublevel development and stoping above the 1,170 and 1,212 levels confirm the tenor of grade on the levels. A third level (1,245) is being developed and will be accessible by raise from the 1,212 level.

Sixty metres west of the portal of the 1,170 level, shallow development by previous operators is evident on the Recompensa vein (but here called the El Rincon Mine). Re-sampling of the El Rincon workings on the 1,165 level, along 75 metres of strike, averaged 11.52g/t gold, 198g/t silver, 7.96% lead, and 5.98% zinc over 0.46 metres width.

Overall, 700 metres of strike length on the Recompensa vein has been sampled on a wide spacing on the Company's property. The eastern extent of the vein is unexplored due to rugged terrain and it may well merge with the Oliva vein which is currently in production. Despite the narrow widths of the Recompensa

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2009 (UNAUDITED)	7

vein, the exceptional grades make it economic to mine using the same resuing methods in use at some of the Company's other mines in the Topia District.

An exploration program consisting of surface drilling is being considered to test the Recompensa vein along 500 metres of strike below the 1,170 level and El Rincon development and above the Recompensa cross cut on the 1,120 level. If successful, the El Rincon Mine will be rehabilitated and development on the vein will commence from the Recompensa cross cut. Maps, sections and previous news releases can be viewed on the Company's website at www.greatpanther.com.

The Recompensa vein is the lowest elevation vein being exploited at the Topia Mine. It is unique in the district considering the high grade gold values associated with high grade silver, lead and zinc. The vein is characterized by a quartz gangue with semi-massive sulfides constituting pyrite, galena, sphalerite, arsenopyrite and minor chalcopyrite. Topia District veins are more typically characterized by quartz or barite-quartz gangue with galena, sphalerite, minor pyrite, and trace to nil chalcopyrite.

Metal output for 2009 was estimated to be 375,000 oz silver, 725 oz gold, 750 tonnes lead, and 840 tonnes zinc or 592,000 Ag eq oz. At 223,430 oz Ag and 341,712 Ag eq oz, Topia's first half year metal production results are well ahead of target. The ore grades have averaged over 500 gpt silver and the outlook for 2009 has improved such that Topia is expected to exceed its targets for 2009.

On July 21, 2009, the Company announced an updated mineral resource for Topia. The 2009 mineral resource estimate comprises Measured & Indicated Mineral Resources of 173,103 tonnes at 552g/t silver, 0.99g/t gold, 5.58% lead and 4.83% zinc (5,458,218 Ag eq oz) as well as 174,562 tonnes of 633g/t silver, 1.03g/t gold, 5.10% lead and 3.84% zinc (5,692,957 Ag eq oz) in the Inferred category. At current production levels, management considers the new resource to be sufficient for at least a 10 year mine life.

The 2009 mineral resource estimate provides an update for the Argentina vein only, while the estimate delivered by Wardrop in 2006 for some of the other veins on the property came largely from the verification of Peoles' resources, and are still intact, as mining to date has come from new mine development on these veins. (Resources for the "other veins" were estimated by Wardrop using metal prices as reported in the 2006 report.) The breakdown for the Argentina Vein and Other Veins on the property is given in Table 1 below. When combined with the 2009 Argentina resource, the new total contained metal for each resource category is shown on Table 2.

The 2009 mineral resource estimate has increased over that reported in 2008 (see GPR news release August 11, 2008 and Tables 2 and 3 below) mainly due to:

  a re-interpretation of the drill hole data,
  new vein channel sampling data from exploration development on Level 2, a correction of the survey of old underground workings to surface topography,

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2009 (UNAUDITED)	8

  improved ore grades at Topia, (522g/t silver; 0.58g/t gold; 3.26% lead and 4.20% zinc for the year to end of June 2009), updated and improved metallurgical recoveries; and
  improved concentrate sales terms.

These contributed to a greater understanding and confidence in the interpretation of the Argentina vein.

The 2009 Argentina mineral resource calculation was based on a minimum NSR value of $US75 / tonne (75% of total operating costs). This is applicable at Topia since the general and administrative ("G&A") costs are $US25 / tonne. Current operating costs for the Argentina vein are $US100 / tonne ore mined and processed, and any additional resources to the mining plan would require no increase in G&A costs and reduced unit mining costs. The 2009 Argentina vein mineral resource value assumed:

  the June 1, 2009, concentrate sales contracts with Louis Dreyfus Commodities, which are effective until December 31, 2010;
  average metal prices for April 2009, typical plant recoveries, and grade capping all shown in Table 1; and
  33% mine dilution.

Table 1. 2009 Resource Update

VEIN	CATEGORY	Tonnes	Ag g/t	Au g/t	Pb %	Zn %

ARGENTINA	MEASURED	40,015	669	0.704	6.85	4.78
	INDICATED	77,229	642	0.713	6.12	4.58
	INFERRED	152,189	690	0.972	5.36	3.67

OTHER VEINS	M & I	55,859	345	1.57	3.91	5.21
	INFERRED	22,373	243	1.39	3.31	4.97

TOTALS	M & I	173,103	552	0.99	5.58	4.83
	INFERRED	174,562	633	1.03	5.1	3.84

	Metal Prices (2009)	Recoveries			Capping Grades
Au	US$890/oz	85.00%			Au g/t	6
Ag	US$12.50/oz	87.00%			Ag g/t	2,000.00
Pb	US$0.625/lb	92.20%			Pb%	20
Zn	US$0.625/lb	82.00%			Zn%	20

Table 2. Contained Metal (All Veins)

Category	Tonnes	Ag ozs	Au ozs	Pb lbs	Zn lbs	Ag oz Eq

M & I Resources	173,103	3,080,954	5,507	21,278,080	18,430,862	5,458,218
Inferred Resources	174,562	3,560,237	5,793	19,585,856	14,746,998	5,692,957

The improved understanding of, and confidence in, the Argentina mineralization has led directly to a modest improvement in the measured and indicated mineral resource but a dramatic increase in the inferred mineral resource as shown in Table 3. This is largely due to the fact that more drill holes can now be incorporated into the inferred category.

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2009 (UNAUDITED)	9

Table 3. Percentage Increase in Argentina Vein Resources 2009 over 2008

Category	Tonnes	Ag ozs	Au ozs	Pb lbs	Zn lbs	Ag oz Eq

M & I Resources	20%	32%	46%	23%	20%	29%
Inferred Resources	101%	160%	131%	193%	214%	168%

At the current production rate of approximately 30,000 tonnes per year, and considering that not all resources may be mined, management expects the resources above to support a mine life at Topia of at least 10 more years. Great Panther has already been mining Topia for 3 and a half years and the mine saw 47 years of continuous production prior to that. The Company plans to continue the systematic replacement of annual production with new resources. This "rolling resource" is typical for underground mines as it is often not cost-effective to define a large resource/reserve in advance of mining.

Due to the steep topography and the nature of the narrow veins at Topia, surface drilling is typically widely spaced and is used as a guide for underground development by locating and confirming structural continuity and grade, while development by drifting, sampling and some underground drilling along the vein defines the measured and indicated mineral resources. As such, the surface drilling is used to determine inferred resources and additional Exploration Potential for the veins. With the increased confidence in the Argentina vein data, some of the tonnes previously included as Exploration Potential have been upgraded to the Inferred category. Several other veins on the property have not yet been drilled and are not included in any category.

Exploration Potential has been estimated in-house for only the Don Benito and Argentina veins to demonstrate the potential mineral resources in these areas prior to mine development. According to NI 43-101, Exploration Potential must be reported as ranges and these are presented in the following table. The Exploration Potential is conceptual in nature and based on wide-spaced exploration drilling at Argentina, and exploration drilling and two development levels at Don Benito. There has been insufficient exploration to define a mineral resource from these data to date and it is uncertain if further exploration will result in the Exploration Potential being delineated as a mineral resource.

Table 4. Exploration Potential

Vein	Tonnes	Ag	Au	Pb	Zn

Argentina	60,000 - 80,000	400-600g/t	1-2g/t	4-6%	2-4%
Don Benito	60,000 - 80,000	300-600g/t	1-4g/t	4-8%	3-6%

These tonnages include some of the drilling and development completed during the spring of 2008 (see GPR news releases dated February 19, June 2 and June 23, 2008), plus ongoing underground drilling, and could represent another 4-5 years of mine life with further definition. The Argentina vein remains open to expansion at depth and for approximately 500 metres to the east below old mine workings. As well, development and stoping on the Cantarranas (Hormiguera and San Miguel Mines), El Rosario, San Gregorio, and Recompensa veins will lead to future mineral resource estimates. These estimates will be completed after the current surface core drilling program is completed in September 2009, which is focused on down dip continuity below the present development levels of the same veins.

Topia focuses on the clean mining of high grade narrow veins to further increase ore grade. Exploratory development is limited to known areas where there is high potential for wider and higher grade veins. Elsewhere, the emphasis is towards stoping with strict grade control.

The quality of the lead and zinc concentrates remained high in the second quarter of 2009. The lead concentrate averaged 57.0% Pb with a silver content of 8.2 kg/t, and the zinc concentrate averaged 53.1% Zn.

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2009 (UNAUDITED)	10

During the second quarter of 2009, new contracts for the sale of Topia's lead and zinc concentrates were signed with one of the world's largest commodities trading companies. The contracts are effective through to December 31, 2010 and they will enable the Company to achieve further reductions in unit costs from its Topia operations. Topia's costs in the first half of 2009 have already started to decrease due to higher base metal prices and spot sales of lead concentrate to the trader while the Peoles silver refinery in Torreon was on strike.

Under the new agreements, concentrates are trucked by road from the Topia mine to the Pacific coast port of Manzanillo. The port facility in Manzanillo receives and stores the concentrate before exporting it by ship to Asian smelters, mainly in China. Over the last year, Asian demand for concentrates has increased dramatically such that highly competitive terms are now being offered. These new, lower terms outweigh the added transportation costs when compared to selling concentrates to the Mexican lead and zinc smelters. Concentrates from a number of sources are blended to meet the various requirements of the Asian smelters.

Cost per ounce for the second quarter 2009 decreased by 41% from US$12.20 in the second quarter of 2008 to US$7.22. Cost per ounce for the six months ended June 30, 2009 decreased by 22% to US$8.23 from an annual cost of US$10.52 for 2008. The Company is set to exceed the forecasted cost per ounce for 2009 which ranges from US$11.00 to US$11.50 per Ag oz. Reduced operating costs, favourable foreign currency exchange, significantly improved ore grades, record silver production, reduced smelter charges, and improved by-product credits from lead and zinc have all contributed to the favourable reduction in unit costs.

The Company is encouraged that the cost per ounce is lower than expected. Provided that by-product metal prices remain strong, the cost per ounce is expected to remain low as a result of the reduced smelting and refining charges negotiated during the second quarter.

	2009		2009	2008				2008
	Q2	Q1	YTD	Q4	Q3	Q2	Q1	FY
Cash production costs Smelter and transportation	$ 1,151,613 318,613	$ 1,232,520 370,003	$ 2,384,133 688,616	$ 1,116,884 474,433	$ 1,693,908 482,430	$ 1,465,618 211,075	$ 1,275,862 172,805	$ 5,552,272 1,340,743
Cost of sales By-product credits(1)	$ 1,470,226 (683,622)	$ 1,602,523 (464,398)	$ 3,072,749 (1,148,020)	$ 1,591,317 (288,220)	$ 2,176,338 (953,702)	$ 1,676,693 (655,837)	$ 1,448,667 (910,567)	$ 6,893,015 (2,808,326)
Cash operating costs	$ 786,604	$ 1,138,125	$ 1,924,729	$ 1,303,097	$ 1,222,636	$ 1,020,856	$ 538,100	$ 4,084,689
USD Cash operating costs A Payable Silver Production B	679,672 94,163	913,936 99,543	1,593,608 193,706	1,102,939 88,572	1,182,487 109,228	1,010,748 82,854	537,026 83,668	3,833,200 364,322
USD Cost per Ounce of Silver A/B	$ 7.22	$ 9.18	$ 8.23	$ 12.45	$ 10.83	$ 12.20	$ 6.42	$ 10.52

(1)	By-product credits are defined as revenue from the by-products of silver, specifically gold, lead and zinc for Topia and gold for Guanajuato.

PRIMARY MINERAL EXPLORATION PROPERTIES

The Company currently has two significant exploration properties known as the Mapimi Project and the San Antonio Project.

Mapimi Project

The Mapimi Project lies in the historic Mapimi Mining District of northeastern Durango and is bisected by a paved highway, offering easy access and electrical power. The property contains Great Panther's largest NI43-101 compliant mineral resource, with 22.3 million ounces silver equivalent in the Measured and Indicated category and a further 6.3 million ounces silver equivalent in the Inferred category.

Exploration at Mapimi by the Company in 2008 led to the discovery of a buried zone of molybdenum mineralization, only one kilometre away from the silver-lead-zinc resource at La Gloria. The "moly" zone was subsequently expanded to approximately 250 metres in diametre and to a depth of about 200 metres.

A second discovery, of higher grade silver-lead-zinc, was made just to the north of here and may be of the carbonate replacement type, common to this region of Mexico.

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2009 (UNAUDITED)	11

The preliminary scoping study being undertaken to determine the potential viability of the newly enhanced resource at La Gloria and the recently discovered molybdenum zone is being updated to reflect volatile commodity prices and new smelter charges.

In order to better qualify other targets on the property with the potential for new resources, additional geological mapping and a geophysical survey called NSAMT was conducted over a portion of the property in the second quarter 2009. Results are being compiled and evaluated and will be used in conjunction with the scoping study in order to determine whether additional work on the Mapimi Project is warranted at this time.

San Antonio Project

The San Antonio Project hosts a district-scale gold-copper system with epithermal veins that may be related to a buried porphyry. As Great Panther is focused on silver exploration and production, the gold-copper San Antonio Project became a non-core asset and the decision was made to option it to another company in 2007. Under the terms of the option agreement, Altair Ventures Inc. ("Altair") can earn a 70% interest in the property by spending $1.2 million on exploration and making certain cash payments and share issuances to Great Panther over a 4-year period. Great Panther owns a 100% interest in the San Antonio Property and is the operator of the project.

No field work was conducted on the property during the second quarter of 2009; however, Altair has renewed its option on the property. In accordance with the option agreement Altair issued 50,000 shares to Great Panther in February 2009 and the companies signed an extension for Altair to make the cash payment of $40,000 to Great Panther by September 2009.

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2009 (UNAUDITED)	12

SELECTED QUARTERLY INFORMATION

	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007
					(Restated) (1)	(Restated) (1)	(Restated) (1)	(Restated) (1)
Revenue	$ 6,721,688	$ 6,274,321	$ 5,482,342	$ 4,350,334	$ 6,717,080	$ 5,895,682	$ 4,683,988	$ 4,109,019

Cost of sales (excluding
amortization and depletion)	3,732,207	3,699,865	4,008,363	5,184,125	4,946,534	4,005,201	4,558,162	3,561,305

Earnings from mining
operations	2,989,481	2,574,456	1,473,979	(833,791)	1,770,546	1,890,481	125,826	547,714

General and administrative	1,396,206	1,212,767	1,526,782	1,179,785	1,623,617	1,635,411	1,434,779	1,173,228

Mineral property exploration
expenditures	278,012	176,086	348,155	2,185,155	2,008,224	1,786,392	1,861,899	1,471,620

Stock-based compensation	14,184	1,570,068	-	60,921	1,547,350	-	-	444,000

Loss for the period	(199,929)	(1,362,711)	(1,707,356)	(5,969,289)	(4,191,000)	(2,418,207)	(6,514,559)	(4,029,795)

Basic loss per share	(0.00)	(0.02)	(0.03)	(0.07)	(0.05)	(0.03)	(0.08)	(0.06)

Adjusted EBITDA (2)	1,117,569	964,438	(686,974)	(4,132,890)	(1,711,896)	(1,357,084)	(2,961,604)	(2,343,690)

Cash and cash equivalents	2,140,004	1,985,101	606,244	1,096,432	4,428,801	5,138,215	5,357,977	2,523,680

Total assets	21,645,954	22,017,921	21,379,188	22,252,668	26,606,300	29,785,424	31,053,110	27,056,293

Total long-term liabilities	6,058,095	6,063,688	8,114,969	8,394,049	7,524,997	7,559,322	7,551,286	3,899,345

Working capital	$ 1,509,339	$ 1,062,995	$ 1,320,087	$ 2,287,522	$ 7,369,761	$ 9,481,430	$ 10,659,942	$ 6,813,319

(1)	Revenue and cost of sales were restated to include treatment and processing charges as a reduction of revenue instead of an expense included in cost of sales.

(2)

Adjusted EBITDA is a non-GAAP measure in which standard EBITDA (earnings before interest expense, taxes, and depreciation and amortization) is adjusted for stock-based compensation expense. Refer to Non-GAAP Measures section for a reconciliation of standard and adjusted EBITDA to the financial statements.

QUARTERLY TRENDS

The climate in Mexico allows mining and exploration activities to be conducted throughout the year. Therefore, revenue and cost of sales do not exhibit variations due to seasonality. Revenue will vary based on the quantity of silver production and metal prices. Mineral property expenditures can vary from quarter to quarter depending on when option payments are due and the stage of the exploration program (e.g. drilling may slow down for a period of time while results are analyzed, resulting in lower costs during that period).

There can also be significant variances in the Company's reported loss from quarter to quarter arising from factors that are difficult to anticipate in advance or to predict from past results. For example, the granting of incentive stock options, which results in the recording of amounts for stock-based compensation can be quite large in any given quarter.

SECOND QUARTER DISCUSSION

The Company earned revenue of $6.7 million during the second quarter of 2009 compared to $6.7 million for the same period in 2008. While production increased at both mines and more favourable smelter terms were realized at both mines, these positive factors were partially offset by a general decrease in metal prices. The combined metals output from Topia and Guanajuato for the first quarter was 499,845 Ag eq oz, a 15%

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2009 (UNAUDITED)	13

increase compared with 436,072 for the second quarter in 2008. For the three months ended June 30, 2009, silver, lead and zinc prices decreased by 20%, 35%, and 30%, respectively, while gold prices increased by 3% on a year over year basis.

Revenue for the six months ended June 30, 2009 increased by $0.4 million, or 3%, compared to the same period in 2008. This increase is primarily a result of higher production and lower smelting and refining costs. Smelting and refining costs for Guanajuato were reduced substantially during the last half of the fourth quarter of 2008 when a new customer contract was negotiated. The full effect of the cost savings are reflected in the first two quarters of 2009. The Company also negotiated more favourable, open market terms for spot sales of Topia's lead concentrate during the first half of 2009. For the six months ended June 30, 2009, output increased by 13% to 980,112 Ag eq oz from 867,711 Ag eq oz for the same period in 2008. These increases are partially offset by general decreases in metal prices. Compared to the same period in 2008, average silver, lead and zinc prices for the six months ended June 30, 2009 decreased by 25%, 49%, and 42% while gold prices remained flat.

The Company significantly reduced its exploratory diamond drilling and development work at both mines towards the end of 2008 in response to lower metal prices and, while it continues to focus on developing and defining higher grade ore for mining, a small exploration drilling program has been initiated at Topia. This is

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2009 (UNAUDITED)	14

designed to provide direction for mine planning for potential production expansion projects. At Guanajuato exploration development has been re-initiated which will provide a platform from which drilling will target the area below the Rayas Clavo.

Exploratory development work continues on many high grade veins at Topia with priority on the San Gregorio, Rosario, Recompensa, Cantarranas and Don Benito veins. Stope preparation is being completed at Argentina, Level 2, where good grades and better widths are already resulting in an increase in production.

At Guanajuato, underground drilling of the Cata Clavo continued to test extensions along strike from previous intersections.

Mining of the Cata Clavo at the 460 and 438-metre level continued, and development of the Alto 2 zone from the 430 to the 406-metre level was successful in outlining an additional mineralized zone. Exploratory development and raising on the down dip extensions of the Santa Margarita vein in the Rayas area has identified a gold-rich zone of mineralization which is now being mined. Production in the North Zone of Guanajuatito is progressing on the 20 and 50-metre levels by cut-and-fill mining while the decline has been deepened to the 80 metre level. Improved ground support methods have been implemented which has resulted in improved production.

Total plant throughput for the Topia and Guanajuato operations for the second quarter 2009 increased by 4% to 40,443 tonnes from 38,993 tonnes in the first quarter 2009. Total throughput decreased by 15% compared to 47,600 tonnes for the second quarter of 2008. Reduced plant throughput reflects the changes to the mining plans to focus on higher grade areas to reduce the cost per ounce of silver production and increase profitability. Metal recoveries and concentrate qualities have also improved. These factors combined have resulted in improved metal production, revenues and earnings from both operations.

Cost of sales (excluding amortization and depletion) was $3.7 million for the three months ended June 30, 2009, compared to $4.9 million for the same period in 2008. For the six months ended June 30, 2009 and 2008, cost of sales was $7.4 million and $9.0 million, respectively. The Company continues to realize cost cost savings from reduced mine operating costs as a result of mine site efficiency measures introduced in the fourth quarter of 2008. During the first quarter 2009, the Company also recognized in cost of sales, the reversal of the write-down of finished product to net realizable value in the amount of $0.2 million. On a per silver ounce basis, costs have decreased significantly as costs were reduced and grades improved. For the three months ended June 30, 2009, the Company had earnings from mining operations of $3.0 million compared to $1.8 million in the same period in 2008, an increase of 69%. Earnings from mining operations increased to $5.6 million for the six months ended June 30, 2009 from $3.7 million in 2008.

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2009 (UNAUDITED)	15

The total combined cash cost per ounce of silver produced was US$5.73 for the three months ended June 30, 2009, a 45% decrease compared to the combined cost per ounce of US$10.35 for the same period in 2008. The total combined cash cost per ounce for the six months ended June 30, 2009 decreased by 38% to US$6.11 from US$9.83 in 2008. The year over year decrease was achieved by sharply reduced site-controlled costs and reduced smelting and refining charges for Guanajuato and Topia concentrates. The strategy to focus on higher grade ore plus other efficiency initiatives to reduce costs is proving to be successful.

At US$5.73, the combined cash cost per ounce for the second quarter 2009 and US$6.11 for the six months ending June 30, 2009 compares well to the previously published 2009 forecast of US$7.00 to 7.50.

Amortization and depletion of mineral properties, plant and equipment for the three and six months ended June 30, 2009 were $0.9 million and $1.8 million, respectively, compared to $1.2 million and $2.1 million for the same periods in 2008. At the end of 2008, Topia's mine life was extended from a remaining three years to seven years resulting in the $0.3 million decrease in amortization and depletion expense.

Mineral property exploration costs for the three and six month period ended June 30, 2009 were $0.3 million and $0.5 million, respectively, compared to $2.0 million and $3.8 million for the corresponding periods in 2008. As part of the cost containment program implemented in the fourth quarter 2008, mine development not related to immediate production has been deferred. Subsequent to the end of the second quarter 2009, surface exploration drilling resumed at Topia but has been temporarily stopped on all other projects.

General and administrative expenses were $1.4 million and $2.6 million for the three and six months ended June 30, 2009, respectively, compared to $1.6 million and $3.3 million for the same periods in 2008. The $0.2 million decrease in the second quarter is due to non-recurring costs incurred during the second quarter of 2008 for the reopening of the Guanajuato mines, tax planning initiatives and Value-Added Tax ("VAT") recovery fees. These savings in addition to $0.2 million for potentially uncollectible VAT and a $0.2 million true-up of 2007 audit fees, both of which were recorded in the first quarter of 2008 with no similar adjustment recorded in 2009, have contributed to a $0.7 million decrease in general administrative expenses for the six months ended June 30, 2009.

No incentive stock options were granted in the three months ended June 30, 2009. Stock compensation expense recorded for the second quarter relates to vesting of previously granted options. The Company incurred $1.6 million in stock-based compensation expense during the first quarter of 2009. During the first quarter of 2009, the Company granted 6,222,700 incentive stock options to employees, consultants, directors and officers. Of the options granted, 5,912,700 are exercisable at a price of $0.45 per share and 310,000 options are exercisable at a price of $0.52 per share. The Company also cancelled 4,556,700 incentive stock options exercisable at $0.90 and $1.42 per share which had been granted in prior years.

For the three and six months ended June 30, 2009, the Company posted a foreign exchange loss of $0.1 million and $0.3 million compared to a gain of $0.1 million and $0.3 million for the same period in 2008. This is mainly a result of the general appreciation of the Canadian dollar against both the United States dollar and the Mexican peso during the first half of 2009, whereas the Canadian dollar weakened against both currencies during the same period in 2008.

The loss for the three and six months ended June 30, 2009 was $0.2 million and $1.6 million, respectively, compared to a loss of $4.2 million and $6.6 million for the corresponding periods in 2008. Earnings from mining operations improved by $1.9 million over the prior year on a year to date basis as a result of the Company's efforts to implement mine site efficiencies, increase production, and improve grades. The Company also realized $4.0 million in year over year savings as a result of cutting back its exploration program in response to current economic conditions and reduced general and administrative. Reduced amortization and depletion of mineral properties, plant and equipment as a result of extending Topia's remaining mine life from three to seven years has also impacted the loss for the period by $0.3 million. The increase in earnings and savings are partially offset by $0.6 million in foreign exchange loss as a result of the strengthening Canadian dollar and $0.5 million from increases in income taxes and interest income.

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2009 (UNAUDITED)	16

NON-GAAP MEASURES

Cash Costs per Ounce of Silver

The non-GAAP measure of cash cost per ounce of silver is used by the Company to manage and evaluate operating performance at each of the Company's mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.

To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as reported in our Consolidated Statement of Operations for the second quarter of 2009 and fiscal 2008.

	Quarter 2 2009			Quarter 1 2009			YTD 2009
	Topia	Guanajuato	Total	Topia	Guanajuato	Total	Topia	Guanajuato	Total
CAD Cost of sales Add/(subtract): Smelting and refining CAD Gross by-product revenue(1) Cost of custom milling	$ 1,317,793 361,004 (811,884) (80,309)	$ 2,414,414 156,933 (1,334,122) -	$ 3,732,207 517,937 (2,146,006) (80,309)	$ 1,413,309 570,851 (713,455) (132,580)	$ 2,286,556 204,731 (1,133,724) -	$ 3,699,865 775,582 (1,847,179) (132,580)	$ 2,731,102 931,855 (1,525,339) (212,889)	$ 4,700,970 361,664 (2,467,846) -	$ 7,432,072 1,293,519 (3,993,185) (212,889)
CAD Cash Operating Costs USD Cash Operating Costs A Payable Silver Production B	786,604 $ 679,672 94,163	1,237,225 $ 1,060,925 209,485	2,023,829 $ 1,740,597 303,648	1,138,125 $ 913,936 99,543	1,357,563 $ 1,090,150 209,282	2,495,688 $ 2,004,086 308,825	1,924,729 $ 1,593,608 193,706	2,594,788 $ 2,151,075 418,767	4,519,517 $ 3,744,683 612,473
USD Cash Cost per Ounce of Silver A/B	$ 7.22	$ 5.06	$ 5.73	$ 9.18	$ 5.21	$ 6.49	$ 8.23	$ 5.14	$ 6.11

	Quarter 2 2008 (Restated)			Quarter 1 2008 (Restated)			YTD 2008 (Restated)
	Topia	Guanajuato	Total	Topia	Guanajuato	Total	Topia	Guanajuato	Total
CAD Cost of sales Add/(subtract): Smelting and refining CAD Gross by-product revenue(1) Cost of custom milling	$ 1,582,921 309,506 (793,571) (78,000)	$ 3,363,613 371,223 (1,424,682) -	$ 4,946,534 680,729 (2,218,253) (78,000)	$ 1,400,083 289,590 (1,071,983) (79,590)	$ 2,605,118 266,451 (1,006,329) -	$ 4,005,201 556,041 (2,078,312) (79,590)	$ 2,983,004 599,096 (1,865,554) (157,590)	$ 5,968,731 637,674 (2,431,011) -	$ 8,951,735 1,236,770 (4,296,565) (157,590)
CAD Cash Operating Costs USD Cash Operating Costs A Payable Silver Production B	1,020,856 $ 1,010,748 82,854	2,310,154 $ 2,287,281 235,881	3,331,010 $ 3,298,029 318,735	538,100 $ 537,026 83,668	1,865,240 $ 1,861,517 177,080	2,403,340 $ 2,398,543 260,748	1,558,956 $ 1,547,774 166,522	4,175,394 $ 4,148,798 412,961	5,734,350 $ 5,696,572 579,483
USD Cash Cost per Ounce of Silver A/B	$ 12.20	$ 9.70	$ 10.35	$ 6.42	$ 10.51	$ 9.20	$ 9.29	$ 10.05	$ 9.83

(1) Gross by-product revenue is revenue, before smelting and refining (which is expensed in cost of sales), derived from the by-products of silver, specifically gold, lead and zinc at Topia and gold at Guanajuato.

Standard and Adjusted EBITDA

EBITDA is a non-GAAP measure that represents an indication of the Company's continuing capacity to generate income from operations before taking into account management's financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management's estimate of their useful life. Accordingly, a Standardized definition of EBITDA, as set out by the CICA's Canadian Performance Reporting Board ("CPRB"), comprises revenue less operating expenses before interest expense, capital asset amortization and impairment charges, and income taxes.

Adjusted EBITDA has been included in this document. Under GAAP, entities must reflect in compensation expense the cost of stock-based compensation. In the Company's circumstances, stock-based compensation involves a significant accrual of amounts that will not be settled in cash, but are settled by the issuance of shares in exchange. As such, the Company has made an entity-specific adjustment to EBITDA for these expenses. As the Company is in a loss position, stock-based compensation has an anti-dilutive effect on equity.

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2009 (UNAUDITED)	17

The following table provides a reconciliation of Adjusted and Standardized EBITDA to the 2009 and 2008 financial statements:

	Q2 2009	YTD 2009	Q2 2008	YTD 2008
Loss for the period Recovery (provision) of income taxes Interest expense Amortization and depletion of mineral properties, plant and equipment	$ (199,929) 78,892 322,786 901,636	$ (1,562,640) (351,095) 646,159 1,765,331	$ (4,191,000) (501,970) 279,069 1,154,655	$ (6,609,207) (706,496) 552,094 2,147,279
Standardized EBITDA Stock-based compensation	1,103,385 14,184	497,755 1,584,252	(3,259,246) 1,547,350	(4,616,330) 1,547,350
Adjusted EBITDA	$ 1,117,569	$ 2,082,007	$ (1,711,896)	$ (3,068,980)

LIQUIDITY AND CAPITAL RESOURCES

The consolidated financial statements of the Company for the three and six months ended June 30, 2009 were prepared in accordance with GAAP on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. During the six months ended June 30, 2009 and 2008, the Company recorded losses of $1.6 million and $6.6 million, respectively. Cash from operations was $1.2 million for the six months ended June 30, 2009 compared cash used in operations of $0.5 million for the same period in 2008. As at June 30, 2009, the Company had an accumulated deficit of $60.5 million and a working capital balance of $1.5 million. While the Company's financial position has improved over the prior year, these conditions and the continuing uncertainty in the current economic environment raise substantial doubt about the Company's ability to continue as a going concern.

In response to worsening economic and market conditions in the last quarter of 2008, management undertook a plan to significantly reduce costs through a series of actions including, but not limited to, reducing exploration activities, reducing capital expenditures, obtaining more favourable terms with new customers, reducing its staff levels, and considering other financing alternatives for its operations. During the first quarter of 2009, the Company raised $0.9 million through the issuance of additional equity.

The Company's ability to continue on as a going concern is dependent on the achievement of profitable operations, the existence of economically recoverable mineral reserves and the ability to raise adequate financing from lenders, shareholders and other investors to support its business activities. Given the current economic environment, there can be no assurance that such financing will be available to the Company on acceptable terms, or at all.

For 2009, Great Panther plans to produce 2.07 million Ag eq oz and invest $3.1 million in capital and exploration expenditures. While metal prices have started recover since their decline in the latter part of 2008, there is no assurance that working capital together with net revenues from increasing production, will be adequate to fund the Company's activities and to cover corporate overhead for the next twelve months given the current volatile and uncertain business environment. If metal prices remain at or above current levels, management anticipates that cash flow generated from mining activities along with working capital will be sufficient to fund the Company's operations without raising any additional capital during the next twelve months. Should the Company chose to undertake significant capital expenditures for equipment, plant upgrades or an enhanced exploration program during 2009, additional financing will be required.

Great Panther does not have access to any lines of credit nor does the Company have any off-balance sheet financing arrangements. At this time, Great Panther does not use hedges or other financial derivatives.

Operating Activities

Cash flow from operating activities, after working capital adjustments, was $0.5 and $1.2 million for the three and six months ended June 30, 2009 compared to cash used in operating activities of $0.2 and $0.5 million during the same periods in 2008. This year over year overall improvement is largely attributable to savings

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2009 (UNAUDITED)	18

from mine site efficiencies, reduced smelting costs, reduced exploration, and savings in general and administrative expenses.

Investing Activities

For the three and six months ended June 30, 2009, the Company had a net cash outflow from investing activities, primarily for the development of mineral properties and purchase of capital assets, of $0.3 million and $0.5 million, respectively, compared to $0.7 million and $0.9 million for the same periods in 2008.

The Company plans to invest $2.1 million in capital expenditures in 2009.

Financing Activities

Cash used for financing activities was $0.1 million the three months ended June 30, 2009 for repayment of the capital lease obligation. Cash from financing activities was $0.8 million for the six months ended June 30, 2009. In January 2009, the Company closed a private placement offering of 5,125,000 units of the Company ("Units") at a price of $0.20 per Unit to raise gross proceeds of $1,025,000. The Company received $85,000 of the gross proceeds in 2008. Each Unit comprised one common share and one-half of one non-transferable share purchase warrant. The securities issued in the private placement were subject to a hold period that expired May 24, 2009. Each whole warrant entitles the holder, upon exercise, to acquire one common share of the Company at a price of $0.35 until January 22, 2010. The Company paid financing fees totaling $55,451 of which $50,400 relates to finders' fees. The Company also issued 169,050 finder's warrants, which are exercisable at $0.35 until January 22, 2010.

The financing proceeds were primarily used for additional working capital at the Company's 100% owned Guanajuato and Topia Mines in Mexico.

For the three and six months ended June 30, 2008, cash received from financing activities was $0.2 and $0.5 million representing proceeds from the exercise of options and warrants.

OUTLOOK

The Company forecasts metal production of 1.45 million oz of silver, 6,000 oz of gold, 750 tonnes of lead and 840 tonnes of zinc, or 2.07 million Ag eq oz, up from 1.81 million Ag eq oz in 2008. The 2009 planned production from Guanajuato shows improvement during the balance of the year and, with Topia's production already well ahead of plan, the forecast will be achieved or exceeded. The Company will continue to provide silver equivalent totals but the volatility of metal prices in recent months has made this an inconsistent basis for comparison with past and future production. The Company has used metal prices of $11/oz Ag, $850/oz Au, $0.50/lb Pb and $0.50/lb Zn for 2009 silver equivalent calculations.

The cash operating cost per oz of silver, net of by-product credits, for the six months ending June 30, 2009 is US$6.11 compared to the 2009 forecasted range of US$7.00 to US$7.50 per oz. This cost is well below current metal prices and represents a significant improvement on the 2008 actual cost of US$10.25. The cost per oz of silver is dependent upon mine site operating costs, silver production, the cost of smelting and refining, the relative value of the Mexican peso against the US dollar and the value of by-product credits.

If metal prices remain at or above current levels, management anticipates that unit costs will continue the current trend. Cash flow generated from mining activities along with working capital will be sufficient to fund the Company's operations without raising any additional capital for the remainder of the year. Should the Company chose to undertake significant capital expenditures for equipment, plant upgrades or an enhanced exploration program during 2009, additional financing will be required.

At the mid-point in the year, both operations have demonstrated the ability to produce record silver production at low cost and a high profit margin. The Company's emphasis will be on maintaining positive operating cash flow while developing and exploring to continually increase metal production. The Company's production strategy is to increase silver production by 20% year-on-year at low unit costs.

The mines remain on target to achieve or exceed the estimated total metal production for 2009 at a cost of US$6.00 - US$6.50 per ounce of silver.

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Guanajuato Mine

The Guanajuato Mine is expected to achieve another record year in 2009. Metal production is projected to be 1,070,000 oz silver and 5,300 oz gold as compared to 848,083 oz silver and 5,488 oz gold in 2008. Although production during the first half of the year is slightly short of this forecast at 444,563 oz silver and 2,509 oz gold, the production plan for the remainder of the year higher and shows that the annual targets will be achieved.

Unit costs have improved significantly over the last two quarters. Compared to US$10.13 per ounce of silver in 2008, the cost per ounce year to date at June 30, 2009, is US$5.14. This improvement in cost per ounce is expected to continue for the remainder of 2009. Mine operating costs have been reduced by a number of mine site efficiency measures and the depreciation of the Mexican peso has effectively lowered site costs further. Furthermore, smelting and refining costs will remain competitive as a result of the Company's contract to sell Guanajuato concentrates to a copper smelter until 2010. The value of gold as a by-product also remains strong contributing to a lower cost per ounce. The average operating cost at Guanajuato is estimated to be in the range of US$5.00 to 5.50 for the full year 2009, down from US$10.13 for the full year 2008.

Production from the lower grade San Vicente and Promontorio areas was stopped in the fourth quarter of 2008 and is not anticipated to restart in the 2009 plan. Mining is focused on the Cata Clavo, the Rayas Clavo and the Guanajuatito areas, all with much higher silver values. Nevertheless, the milling capacity allows for double the current throughput and, should metal prices rise to justify the re-opening of lower grade areas, production may be increased further.

Mine site exploration that was temporarily suspended in the fourth quarter of 2008 will resume later in the year with the focus on the delineation of deep mineralization in the Rayas area. Deep drilling in the Cata Clavo in 2008 was very successful in extending high grade silver-gold mineralization to a depth of 600 metres and much of the mine's current production comes from this area.

Topia Mine

Metal output for the six months ended June 30, 2009 was 223,430 oz silver, 235 oz gold, 455 tonnes lead and 546 tonnes zinc. Output is estimated to exceed the forecast of 375,000 oz silver, 725 oz gold, 750 tonnes lead, and 840 tonnes zinc. Silver grades averaged 522g/t and it is likely the average will be higher than the 460 gpt forecast as the incentives for clean mining will be maintained.

Topia's unit cost to produce silver is impacted by changes in the value of by-product credits particularly from changes in lead and zinc prices and the cost of smelting and refining lead and zinc concentrates. The company is pleased to report that base metal prices have improved and smelting and refining charges have been significantly reduced. Operations costs are reduced, ore grades are high, and the exchange rate has helped to further reduce unit operating costs as expressed in US dollars. Smelting and refining contracts have been renegotiated to reduce costs for the next 18 months compared. The average operating cost at Topia is US$8.23 year to date and is expected to be further reduced to the range of US$7.00 to 7.50 with the full impact of the new smelting and refining contracts. Operating cash flow at Topia is supplemented by revenue from increased custom milling for other small mines in the Topia District.

Both of Great Panther's mining operations are now generating positive operating cash flow, and the Company will benefit from the expected improvement in metal prices. The Company is one of the fastest growing silver producers in the industry, having grown from a modest 313,000 oz in 2006, its first year of silver production, through 801,000 oz in 2007 to 1,214,000 oz in 2008.

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2009 (UNAUDITED)	20

TRANSACTIONS WITH RELATED PARTIES

The Company entered into the following transactions with related parties:

	Q2 2009	Q2 2008	YTD 2008	YTD 2007

Consulting fees paid or accrued to companies
controlled by directors of the Company

Consulting fees paid or accrued to companies
controlled by officers of the Company

Cost recoveries received or accrued from a company
with a common director of the Company

Office and administration fees paid or accrued to a
company controlled by a director of the Company	$ 130,022 $ 65,857 $ 49,836 $ 17,330	$ 154,676 $ 61,777 $ 19,844 $ 9,316	$252,444 $116,539 $64,243 $29,841	$287,302 $121,672 $66,530 $19,103

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2009, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"):

(a)	Goodwill and Intangible Assets:

Section 3064, Goodwill and Intangible Assets, replaces Section 3062, Goodwill and Intangible Assets. The new standard establishes guidelines for the recognition, measurement, presentation, and disclosure of goodwill and intangible assets. The standard also provides guidance for the treatment of various preproduction and start-up costs and requires that these costs be expensed as incurred. Concurrent with the adoption of this standard CICA Emerging Issues Committee Abstract 27 ("EIC-27"), Revenues and Expenditures in the Pre-operating Period, was withdrawn. The adoption of this Section did not have a significant effect on the Company's financial statements.

(b)	Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, provides guidance on how to take into account an entity's own credit risk and the credit risk of the counter party in determining the fair value of financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. The application of this EIC did not have a material impact on the Company's financial statements.

(c)	Mining Exploration Costs

EIC-174, Mining Exploration Costs, provides guidance on the accounting and the impairment review of exploration costs. The application of this EIC did not have an effect on the Company's financial statements.

FUTURE ACCOUNTING PRONOUNCEMENTS

(a)	Financial Instruments - Disclosures:

In June 2009, the CICA amended Section 3862, Financial Instruments - Disclosures, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities included in Level

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2009 (UNAUDITED)	21

1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. The amendments to Section 3862 apply for annual financial statements relating to fiscal years ending after September 30, 2009. The Company is assessing the impact of these amendments on its consolidated financial statements.

(b)	International Financial Reporting Standards ("IFRS"):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and restatement of the opening balance sheet as at January 1, 2010.

The Company is developing an IFRS conversion plan and has completed a preliminary assessment which prioritizes how each IFRS standard will impact the financial statements. The Company anticipates there will be changes in accounting policies and these changes may materially impact our financial statements but the impact cannot be reasonably estimated at this time. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required as well as systems changes that may be necessary to gather and process the required information.

We have begun planning our transition to IFRS and the conversion project consists of three phases: (i) Planning and Scoping, (ii) Detailed Assessment, Conversion Planning and Development, and (iii) Implementation, Parallel Reporting and Review.

Phase One: Planning and Scoping, which involves project planning and identification of differences between current Canadian GAAP and IFRS, has been largely completed. The identified areas of accounting differences of highest potential impact to the Company, based on existing IFRS are impairment of assets, asset retirement obligations, property plant and equipment, exploration and evaluation expenditures, and initial adoption of IFRS under the provisions of IFRS 1 "First-Time Adoption of IFRS" ("IFRS 1").

Phase Two: Detailed Assessment, Conversion Planning and Development involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies available under IFRS; identification and design of operational and financial business processes; initial staff training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues. The Company has begun the detailed assessment of the changes required under IFRS and has begun identifying relevant action items to address these changes. The consideration of relevant accounting policy choices has also commenced. It is not known whether the adoption of IFRS will have a significant impact on information systems requirements. The Company is assessing the need for system upgrades or modifications to ensure an efficient conversion to IFRS. As part of Phase Two, information systems plans will be prepared for implementation in Phase Three if necessary. The extent of the impact on the Company's information systems is not reasonably determinable at this time.

Phase Three: Implementation, Parallel Reporting and Review, expected to commence in the latter part of 2009, will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across the Company's finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and, audit committee approval of IFRS-compliant financial statements.

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2009 (UNAUDITED)	22

SECURITIES OUTSTANDING

At the date of this MD&A, the Company had 87,065,985 common shares issued and 9,910,286 warrants and options outstanding.

Three convertible notes with a total carrying value of $6,070,000 carry a conversion feature whereby they may be converted into 3,330,303 common shares of the Company at a weighted average price of $1.82 per share.

Fully diluted, the issued and outstanding shares of the Company would be 100,219,074.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

There have been no changes in our internal control over financial reporting during the quarter ended June 30, 2009 that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Great Panther's control, including but not limited to: risks and uncertainties relating to the interpretation and assumptions used in calculating resource estimates; the execution and outcome of current or future exploration activities; information included or implied in the various independently produced and published technical reports; anticipated drilling and resource estimation plans; differences in actual recovery rates, grades, and tonnage from those expected; the inherent uncertainty of production and cost estimates, risks and uncertainties relating to timing and amount of estimated future production, capital expenditures and cash flows; risks relating to our ability to obtain adequate financing for our planned activities and to complete further exploration programs; foreign currency fluctuations; commodity price fluctuations; risks related to governmental regulations, including environmental regulations and other general market and industry conditions as well as those factors discussed in the section entitled "Key Information - Risk Factors" in Great Panther's Annual Information Form for the year ended December 31, 2008 and in each management discussion and analysis, available on SEDAR at www.sedar.com.

Although Great Panther has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Great Panther's actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Great Panther will derive from them. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and as such, undue reliance should not be placed on forward-looking statements.

The Company disclaims any intention and assumes no obligation to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason.

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2009 (UNAUDITED)	23

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Great Panther Resources Limited can be found on SEDAR at www.sedar.com and EDGAR at http://sec.gov/edgar.shtml or the Company's website at www.greatpanther.com.

GREAT PANTHER RESOURCES LIMITED SECOND QUARTER 2009 (UNAUDITED)	24